                                                            RULE NO. 424(b)(4)
                                                    REGISTRATION NO. 033-64177
PROSPECTUS SUPPLEMENT
(To Prospectus dated December 1, 1995)

                          IKON OFFICE SOLUTIONS, INC.
                                 $125,000,000

                       6.75% NOTES DUE NOVEMBER 1, 2004

                                 $125,000,000

                       7.30% NOTES DUE NOVEMBER 1, 2027

                              ------------------
  Interest on the 6.75% Notes due November 1, 2004 is payable on May 1 and November 1 of each year, commencing May 1, 1998. The 6.75% Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months ) at the Treasury Yield (as defined herein) plus 5 basis points, plus in each case accrued interest to the date of redemption.

  Interest on the 7.30% Notes due November 1, 2027 is payable on May 1 and November 1 of each year, commencing May 1, 1998. The 7.30% Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined herein) plus 15 basis points, plus in each case accrued interest to the date of redemption.

  The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Notes will trade in DTC's settlement system until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal (and premium, if any) and interest will be made by the Company in immediately available funds. See "Description of Notes--Same Day Settlement and Payment".

                              ------------------
 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE  PROSPECTUS, ANY  REPRESENTATION TO  THE CONTRARY  IS  A
         CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          Underwriting
                      Price to           Discounts and             Proceeds to
                      Public(1)          Commissions(2)           Company(1)(3)
-------------------------------------------------------------------------------
Per 6.75% Note..       99.757%               .625%                   99.132%
-------------------------------------------------------------------------------
Total...........    $124,696,250            $781,250               $123,915,000
-------------------------------------------------------------------------------
Per 7.30% Note..       99.468%               .875%                   98.593%
-------------------------------------------------------------------------------
Total...........    $124,335,000           $1,093,750             $123,241,250

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from October 27, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting estimated expenses of $188,442 payable by the Company.

                              ------------------
  The Notes are offered severally by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about October 27, 1997.

                              ------------------
LEHMAN BROTHERS
                             GOLDMAN, SACHS & CO.
                                                     MORGAN STANLEY DEAN WITTER

October 22, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

  IKON Office Solutions, Inc. ("IKON" or "the Company") is a leading office technology company, providing customers with total office solutions, including copier and printing systems, computer networking, print-on-demand services, copy center management, hardware and software product interfaces and electronic file conversion. IKON's fiscal 1997 revenues were $5.1 billion.

  The Company's former name was "Alco Standard Corporation." This name was changed to "IKON Office Solutions, Inc." on January 23, 1997.

                                USE OF PROCEEDS

  The net proceeds of the sale of the 6.75% Notes due November 1, 2004 (the "6.75% Notes") and the 7.30% Notes due November 1, 2027 (the "7.30% Notes" and, together with the 6.75% Notes, the "Notes"), estimated to be $246,967,808 after deducting the underwriting discount and estimated offering expenses, will be used to repay short-term borrowings incurred to fund the Company's share repurchase program, working capital requirements and acquisitions. At September 30, 1997, such short-term borrowings carried a weighted average interest rate of 6.11% and had maturities ranging from one to twenty-seven days.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges of IKON for the periods indicated:

                                                          FISCAL YEAR ENDED
                                                             SEPTEMBER 30
                                                       ------------------------
                                                       1997 1996 1995 1994 1993
                                                       ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges.................... 2.1  3.1  3.3  3.7  3.1
Ratio of Earnings to Fixed Charges (Excluding Captive
 Finance Subsidiaries)................................ 2.6  4.8  4.9  5.3  4.5

  For purposes of calculating this ratio, earnings consist of income from continuing operations before provisions for income taxes and excluding the loss from an unconsolidated affiliate, plus fixed charges. Fixed charges include interest expense on indebtedness, and an estimate of the interest component of rental expense. The first ratio gives effect to the consolidation of the captive finance subsidiaries of IKON. The second ratio excludes the income from continuing operations before provision for income taxes, and the fixed charges, attributable to those captive finance subsidiaries. The 1997 ratios include transformation costs of $126.9 million ($82.5 million net of tax); if this charge was excluded for 1997, the ratios would be 2.8 (including captive finance subsidiaries) and 4.0 (excluding captive finance subsidiaries). The 1996 ratios include transformation costs of $21.4 million ($13.9 million net of tax); if this charge was excluded for 1996, the ratios would be 3.3 (including captive finance subsidiaries) and 5.2 (excluding captive finance subsidiaries).

                             DESCRIPTION OF NOTES

   The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made.

  The 6.75% Notes will be limited to $125,000,000 aggregate principal amount and will constitute a series of Debt Securities of the Company. The 6.75% Notes will bear interest at the rate of 6.75% per annum, from October 27, 1997, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on May 1 and November 1, commencing May 1, 1998, to the persons in whose names the 6.75% Notes are registered at the close of business on the April 15 and October 15, as the case may be, preceding such May 1 and November 1. Principal of (and premium, if any) and interest on the 6.75% Notes will be payable at the office of First Union National Bank, the Trustee under the Indenture, in Philadelphia, Pennsylvania or at such other office designated by the Company; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Note Register. The 6.75% Notes will mature on November 1, 2004.

  The 7.30% Notes will be limited to $125,000,000 aggregate principal amount and will constitute a series of Debt Securities of the Company. The 7.30% Notes will bear interest at the rate of 7.30% per annum, from October 27, 1997, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on May 1 and November 1, commencing May 1, 1998, to the persons in whose names the 7.30% Notes are registered at the close of business on the April 15 and October 15, as the case may be, preceding such May 1 and November 1. Principal of (and premium, if any) and interest on the 7.30% Notes will be payable at the office of First Union National Bank, the Trustee under the Indenture, in Philadelphia, Pennsylvania or at such other office designated by the Company; provided, however, that at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Note Register. The 7.30% Notes will mature on November 1, 2027.

OPTIONAL REDEMPTION

  The 6.75% Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 5 basis points, plus in each case accrued interest to the date of redemption.

  The 7.30% Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to maturity on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 15 basis points, plus in each case accrued interest to the date of redemption.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of a maturity comparable to the remaining term of the Notes being redeemed. "Independent Investment Banker" means Lehman Brothers Inc. or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations, "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of Lehman Brothers Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

  Holders of Notes to be redeemed will be given notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

BOOK-ENTRY-ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

  DTC will act as securities depositary for the Notes. The information in this section concerning DTC and DTC's book-entry system is based upon information obtained from DTC. The Notes will be issued only as fully-registered Notes registered in the name of Cede & Co. (as nominee for DTC). One or more fully-registered global Notes will be issued in respect of such series, evidencing in the aggregate the total principal amount of Notes of such series, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

  Purchases of Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of a Note ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Notes. Transfers of ownership interests in Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners.

  DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Principal (and premium, if any) and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  No Notes evidenced by global Notes may be exchanged in whole or in part for Notes registered, and no transfer of global Notes in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC unless DTC has notified the Company that it is unwilling or unable to continue as depositary for such global Notes. All Notes evidenced by one or more global Notes or any portion thereof will be registered in such names as DTC may direct.

  As long as DTC, or its nominee, is the registered owner of the global Notes, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the global Notes for all purposes under the Notes and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in global Notes will not be entitled to have the global Notes evidencing such Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in exchange therefor and will not be considered to be owners or holders of such global Notes for any purpose under the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made in immediately available funds. All payments of principal (and premium, if any) and interest will be made by the Company in immediately available funds.

  The Notes will trade in the Depository's settlement system until maturity, and secondary market trading in the Notes will be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase from the Company, the principal amounts of the 6.75% Notes and the 7.30% Notes set forth opposite its name below:

                                                       PRINCIPAL    PRINCIPAL
                                                       AMOUNT OF    AMOUNT OF
NAME                                                  6.75% NOTES  7.30% NOTES
----                                                  ------------ ------------
Lehman Brothers Inc. ................................ $ 42,000,000 $ 42,000,000
Goldman, Sachs & Co. ................................   41,500,000   41,500,000
Morgan Stanley & Co. Incorporated....................   41,500,000   41,500,000
                                                      ------------ ------------
  Total.............................................. $125,000,000 $125,000,000
                                                      ============ ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes offered hereby, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering prices set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such prices less a concession of .375% and .50% of the principal amount of the 6.75% Notes and the 7.30% Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .15% and .25% of the principal amount of the 6.75% Notes and the 7.30% Notes, respectively, to certain brokers and dealers. After the initial offering of the Notes, the offering prices and other selling terms may from time to time be varied by the Underwriters.

  The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with this offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in this offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in this offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and the activities, if commenced, may be discontinued at any time. The transactions may be effected in the over-the-counter market or otherwise.

  Certain of the Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business.

                               VALIDITY OF NOTES

  The validity of the Notes will be passed upon for the Company by its General Counsel, William F. Drake, Esq., and for the Underwriters by Sullivan & Cromwell, New York, New York. As of October 22, 1997, Mr. Drake beneficially owned 156,302 shares of Common Stock of the Company, including 741 shares over which he has the right to acquire beneficial ownership through the exercise of stock options granted under the Company's stock option plans. Sullivan & Cromwell from time to time performs legal services for the Company. Mr. Drake and Sullivan & Cromwell will rely as to matters of Ohio law upon the opinion of Thompson, Hine and Flory, Cleveland, Ohio.

                                    EXPERTS

  The consolidated financial statements of IKON Office Solutions, Inc. (formerly Alco Standard Corporation) incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended September 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                           ALCO STANDARD CORPORATION

                      DEBT SECURITIES, PREFERRED STOCK AND
                                  COMMON STOCK

                               ----------------

  Alco Standard Corporation (the "Company" or "Alco") may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series; Preferred Stock in one or more series (which may include Depositary Shares representing fractional interests in shares of Preferred Stock); and shares of Common Stock (collectively, the "Securities"), from which the Company will receive proceeds of up to an aggregate of $750,000,000. The Debt Securities, Preferred Stock and Common Stock may be offered independently or together in any combination for sale directly to purchasers or through dealers, underwriters or agents to be designated. The Securities will be offered to the public on terms determined by market conditions.

  The specific designation, aggregate principal amount, purchase price, maturity, rate (or method of calculation thereof) and time of payment of interest, if any, any conversion or exchange provisions, any redemption provisions, any subordination provisions and other specific terms not set forth herein of the Debt Securities in respect of which this Prospectus is being delivered; the specific title, number of shares, dividend rate (or method of calculation), liquidation preferences, any conversion or exchange provisions, any redemption provisions, any other specific terms of the Preferred Stock and any Depositary Shares in respect of which this Prospectus is being delivered; any listing on a securities exchange of the Securities in respect of which this Prospectus is being delivered; and the names of any underwriters, dealers or agents, and the other terms and manner of the sale and distribution of such Securities, are set forth in the accompanying Prospectus Supplement. See "Description of Debt Securities", "Description of Capital Stock", "Description of Depositary Shares" and "Plan of Distribution".

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

               THE DATE OF THIS PROSPECTUS IS DECEMBER 1, 1995.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ALCO OR ANY UNDERWRITER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                               ----------------

                             AVAILABLE INFORMATION

  Alco is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Alco with the Commission can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material can also be inspected at the New York, Philadelphia and Chicago Stock Exchanges on which Alco's common stock is listed.

                      DOCUMENTS INCORPORATED BY REFERENCE

  Alco's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, heretofore filed by Alco with the Commission, is incorporated herein by reference.

  All documents filed by Alco pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which Alco has filed with the Commission and to which reference is made hereby.

  Alco will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Corporate Affairs Department, Alco Standard Corporation, P.O. Box 834, Valley Forge, Pennsylvania 19482 (telephone number: (610) 296-8000).

                                  THE COMPANY

  Alco Standard Corporation ("Alco" or the "Company") is a marketing, distribution, and services company with operations in two primary businesses:
Alco Office Products ("AOP") and Unisource ("Unisource"). Alco's fiscal 1995 revenues were approximately $9.9 billion and its operating income was $477 million.

  AOP is the largest independent copier distribution network in North America and the United Kingdom, with a presence in Europe. AOP has more than 813 locations in forty-eight states, six Canadian provinces and Europe. AOP sells, rents and leases copiers, fax machines and other automated office equipment. AOP also provides equipment services and supplies, reprographic facilities management and specialized document copying services. Through its captive leasing companies, AOP finances equipment leases for customers of AOP companies throughout the United States, Canada and the United Kingdom. In fiscal 1995, AOP's revenues were $2.9 billion and its operating income was $252 million.

  Unisource is North America's largest marketer and distributor of paper and imaging products and supply systems, which includes disposable paper and plastic products, packaging systems, and maintenance supplies. Unisource has 380 facilities, which are located in every major metropolitan market in the United States, in every province of Canada and in Mexico. Unisource focuses on five market segments: commercial printing, business imaging, general manufacturing, food processing and retail grocery. Unisource combines its broad array of products with specialized customer services and is implementing a sophisticated information technology system to offer custom solutions which lower the total customer cost of procurement and improve the efficiency of customers' operations. In fiscal 1995, Unisource's revenues were $7.0 billion and its operating income was $225 million.

  Alco is managed as "The Corporate Partnership." Under this entrepreneurial philosophy, field executives maintain a high degree of operating autonomy over issues that affect the Company's ability to serve customers, while financial and administrative support is provided on a centralized basis.

  The address of Alco's principal executive offices is P.O. Box 834, Valley Forge, Pennsylvania 19482, telephone number (610) 296-8000.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges of Alco for the periods indicated:

                                                         FISCAL YEAR ENDED
                                                            SEPTEMBER 30
                                                    ----------------------------
                                                    1995 1994 1993 1992 1991
                                                    ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges................  3.8  3.7  1.3  3.5  2.8
Ratio of Earnings to Fixed Charges (Excluding Cap-
 tive Finance Subsidiaries).......................  4.7  4.4  1.4  4.2  3.3

  For purposes of calculating this ratio, earnings consist of income from continuing operations before provisions for income taxes and excluding the loss from unconsolidated affiliate, plus fixed charges. Fixed charges include interest expense on indebtedness, and an estimate of the interest component of rental expense. The first ratio gives effect to the consolidation of the captive finance subsidiaries of AOP. The second ratio excludes the income from continuing operations before provision for income taxes, and the fixed charges, attributable to those captive finance subsidiaries. The 1993 ratios include the Unisource $175 million ($113 million net of taxes) restructuring charge; if the restructuring charge were excluded for 1993, the ratios would be 3.3 (including captive finance subsidiaries) and 4.2 (excluding captive finance subsidiaries).

       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the historical ratios of earnings to fixed charges and preferred stock dividends of Alco for the periods indicated:

                                                        FISCAL YEAR ENDED
                                                           SEPTEMBER 30
                                                   ----------------------------
                                                   1995 1994 1993 1992 1991
                                                   ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges and Preferred
 Stock Dividends.................................. 3.2  3.1  1.1  3.5  2.8
Ratio of Earnings to Fixed Charges and Preferred
 Stock Dividends
 (Excluding Captive Finance Subsidiaries)......... 3.7  3.5  1.1  4.2  3.2

  For purposes of calculating this ratio, earnings consist of income from continuing operations before provisions for income taxes and preferred stock dividends and excluding the loss from unconsolidated affiliate, plus fixed charges. Fixed charges include interest expense on indebtedness, and an estimate of the interest component of rental expense. Preferred stock dividends include the pretax earnings required to cover preferred stock dividend requirements. The first ratio gives effect to the consolidation of the captive finance subsidiaries of AOP. The second ratio excludes the income from continuing operations before provision for income taxes, and the fixed charges attributable to those captive finance subsidiaries. The 1993 ratios include the Unisource $175 million ($113 million net of taxes) restructuring charge; if the restructuring charge were excluded for 1993, the ratios would be 2.8 (including captive finance subsidiaries) and 3.4 (excluding captive finance subsidiaries).

                                USE OF PROCEEDS

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities will be added to the general funds of Alco and may be used to finance the acquisition of new companies and for general corporate purposes, including capital expenditures and working capital requirements.

                        DESCRIPTION OF DEBT SECURITIES

  The following description sets forth the material terms and provisions of the Debt Securities to which the accompanying Prospectus Supplement may relate. The particular terms and provisions of any series of Debt Securities offered by the Prospectus Supplement, and the extent to which such general terms and provisions described below may apply thereto, are described in the Prospectus Supplement relating to such series of Debt Securities.

  The Debt Securities will be issued under an Indenture (the "Indenture") between Alco and First Fidelity Bank, N.A., as Trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement filed with the Commission. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

  The Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by Alco. Reference is made to the Prospectus Supplement which accompanies this Prospectus for the following terms and other information with respect to any Debt Securities being offered thereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of the principal amount at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature;
(iv) the rate or rates per annum at which such Debt Securities will bear interest, if any, or the method of determination of such rate; (v) the time or times at which any such interest will be payable, the record dates for such interest payments and the date or dates from which interest will accrue; (vi) the place or places where the principal (and premium, if any) and interest will be payable; (vii) whether such Debt Securities will be convertible into or exchangeable for Common Stock or other securities of Alco, and the terms and conditions of any such conversions or exchanges; (viii) whether such Debt Securities will be subordinated to other indebtedness of the Company, and the terms and conditions of any such subordination; and (ix) any redemption or sinking fund provisions, additional restrictive covenants or other terms of such Debt Securities. (Section 301)

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, principal, premium, if any, and interest, if any, are to be payable at the Corporate Trust Office of the Trustee or its successors in The City of New York, or at any other office or agency maintained by Alco for such purposes, provided that payment of interest, if any, may be made at the option of Alco by check mailed to the persons in whose names the Debt Securities are registered at the close of business on the day specified in the Prospectus Supplement accompanying this Prospectus. (Sections 202 and 1002)

  The Debt Securities will be issued only in fully registered form, without coupons. (Section 302) The Debt Securities will be exchangeable for other Debt Securities of the same series of a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the Corporate Trust Office of the Trustee or at any other office or agency of Alco maintained for that purpose. No service charge will be made for any such exchange or transfer of Debt Securities, but Alco may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

  One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

RANKING

  The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of Alco. At September 30, 1995, the Company had $352 million principal amount of long-term debt and $281 million principal amount of short-term debt (excluding, in each case, the debt of finance subsidiaries). The substantial majority of the Company's debt, excluding the finance subsidiaries' debt, is indebtedness of Alco (not subsidiary debt), ranking pari passu with the Debt Securities. At September 30, 1995, the debt of the finance subsidiaries was approximately $818 million. The Debt Securities do not rank senior to any of the debt of the Company or its subsidiaries. Unless otherwise indicated in the Prospectus Supplement relating to the Debt Securities, the covenants contained in the Indenture and the Debt Securities would not afford Holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving Alco or a sudden and dramatic decline in credit quality resulting from an acquisition of Alco, or a recapitalization or similar restructuring of Alco, that may adversely affect Holders.

CERTAIN RESTRICTIVE PROVISIONS

  Alco covenants in the Indenture that so long as any of the Debt Securities remain outstanding, it will not, nor will it permit any Restricted Subsidiary (as defined, see "Definition of Certain Terms" below) to create or assume any mortgage, security interest, pledge or lien of or upon any Principal Property (as defined) or shares of capital stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) without making effective provision whereby the Outstanding Debt Securities shall be secured equally and ratably with any and all other indebtedness or obligations thereby secured. This restriction, however, shall not apply to: (i) liens on any Principal Property existing at the time that it is acquired, or liens on any Principal Property acquired, constructed or improved by Alco or a Restricted Subsidiary which are created or assumed contemporaneously with, or within 180 days after (or in certain cases, 360 days after) the completion of such acquisition, construction or improvement to secure the purchase price of such property or the cost of such construction or improvement; (ii) liens on property or shares of capital stock or indebtedness of a corporation existing at the time such corporation is merged into or consolidated with Alco or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to Alco or a Restricted Subsidiary; (iii) liens on property or shares of capital stock or indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (iv) liens to secure indebtedness of a Restricted Subsidiary to Alco or to another Restricted Subsidiary; (v) liens in favor of the United States of America or any state thereof, or any department, agency or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute, including, without limitation, liens to secure indebtedness represented by pollution control or industrial revenue bonds, or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such liens; (vi) liens in favor of any customer arising in respect of partial, progress, advance or other payments made by or on behalf of such customer for goods produced for or services rendered to such customer in the ordinary course of business not exceeding the amount of such payments;
(vii) liens existing at the date of the Indenture; (viii) mechanics', workers', repairmen's, materialmen's, warehousemen's, carriers' or other similar liens arising in the ordinary course of business; (ix) pledges or deposits under the workers' compensation laws or similar legislation and liens of judgments thereunder which are not currently dischargeable, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of money) or leases to which Alco or any Restricted Subsidiary is a party, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or deposits of cash or obligations of the United States of America to secure surety, appeal or customs bonds to which Alco or any Restricted Subsidiary is a party, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings; (x) liens created by or resulting from any litigation or proceedings which are being contested in good faith; liens arising out of judgments or awards against Alco or any Restricted Subsidiary with respect to which Alco or such Restricted Subsidiary is in good faith prosecuting an appeal or proceedings for review; or liens incurred by Alco or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which Alco or such Restricted Subsidiary is a party; (xi) liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings; landlord's liens on property held under lease, and tenants' rights under leases; and easements; (xii) other liens incidental to the conduct of the business or the ownership of the property and assets of Alco or a Restricted Subsidiary which were not incurred in connection with the borrowing of money or the obtaining of advances or credit, and which do not, in the opinion of Alco, materially detract from the value of the property or assets or materially impair the use thereof in the operation of the business of Alco and its Restricted Subsidiaries taken as a whole; or (xiii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any liens referred to in the foregoing clauses (i) through (xii), inclusive. (Section 1006)

  Sale and leaseback transactions by Alco or any Restricted Subsidiary of any Principal Property owned for more than 180 days (except for leases of not more than three years and except for leases between Alco and a Restricted Subsidiary or between Restricted Subsidiaries) are prohibited unless (i) Alco or such Restricted Subsidiary would be entitled to incur indebtedness secured by a lien on such property without equally and ratably securing the Debt Securities pursuant to the restrictions on liens described above, or (ii) Alco shall apply an amount equal to the Attributable Debt (as defined) of such transaction to (a) the acquisition of one or more Principal Properties of equal or greater aggregate fair market value and/or (b) the retirement of indebtedness for borrowed money, including the Debt Securities, incurred by Alco or any Restricted Subsidiary (other than indebtedness for borrowed money owed to Alco or any Restricted Subsidiary), provided that the amount to be applied to the retirement of such indebtedness shall be reduced by (1) the principal amount of any Debt Securities delivered within 180 days after such sale to the Trustee for retirement or cancellation, and (2) the principal amount of such indebtedness, other than Debt Securities, voluntarily retired by Alco within 180 days after such sale. No retirement referred to in the foregoing clause (ii)(b), however, may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or mandatory prepayment provision. (Section 1007)

  Notwithstanding the foregoing restrictions on liens and sale and leaseback transactions, Alco and its Restricted Subsidiaries may, without securing the Debt Securities, acquiring one or more Principal Properties or retiring indebtedness for borrowed money, create or assume liens and enter into sale and leaseback transactions if the aggregate amount of all such liens and sale and leaseback transactions outstanding at the time such lien is assumed or created or such sale and leaseback transaction is entered into, as measured by all indebtedness secured by all such liens then outstanding or to be so created or assumed (and after giving effect to the retirement of any indebtedness or obligations which are concurrently being retired) and the Attributable Debt of all such sale and leaseback transactions then outstanding or to be so entered into, would not exceed 10% of Alco's Consolidated Net Assets (as defined), as determined in accordance with the most recent published balance sheet of Alco and after giving effect to the receipt and application of any proceeds of all indebtedness secured by all such liens to be created or assumed and of any sale and leaseback transactions to be entered into. (Section 1008)

DEFINITION OF CERTAIN TERMS

  "Attributable Debt" is defined as the present value (discounted as provided in the Indenture) of the obligation of a lessee for rental payments during the remaining term of any lease. (Section 1006)

  "Consolidated Net Assets" is defined as the total of all assets (after deducting all current liabilities) appearing on a consolidated balance sheet of Alco and its consolidated subsidiaries, prepared in accordance with generally accepted accounting principles, with the assets determined at their net book values (after deducting related depreciation, depletion, amortization and other valuation reserves). (Section 1006)

  "Principal Property" is defined as any manufacturing plant, research facility or warehouse located within the United States of America owned or leased by Alco or any Restricted Subsidiary which has a net book value exceeding 2 1/2% of Alco's Consolidated Net Assets, unless, in the opinion of the board of directors of Alco, such property (or a portion thereof) is not of material importance to the total business conducted by Alco as an entirety. (Section 1006)

  "Restricted Subsidiary" is defined to mean any Subsidiary which owns a Principal Property. (Section 1006)

  "Subsidiary" is defined to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Alco and/or by one or more of its other Subsidiaries. (Section 101)

MERGER AND CONSOLIDATION

  The Indenture provides that Alco may, without the consent of the Holders of Debt Securities of any series, consolidate with or merge with or into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case (i) the successor corporation shall be a domestic corporation and such corporation shall assume by a supplemental indenture Alco's obligations under the Indenture, (ii) immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing, and (iii) if, as a result of any such transaction, the properties or assets of Alco would be subject to any lien not permitted under the restrictions on liens described above, the Debt Securities will be secured equally and ratably with (or prior to) all indebtedness secured thereby. Upon compliance with these provisions by a successor corporation, Alco (except in the case of a lease) would be relieved of its obligations under the Indenture and the Debt Securities. (Sections 801 and 802)

MODIFICATION AND AMENDMENT

  The rights and obligations of Alco and the rights of the Holders may be modified with respect to one or more series of Debt Securities issued under the Indenture with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series so affected, provided that no such modification or amendment may, without the consent of the Holder of each Debt Security affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any such Debt Security; (ii) reduce the principal amount of, or the rate of interest, if any, on, or any premium payable upon the redemption of any Debt Security; (iii) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof; (iv) change the place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (vi) reduce the above stated percentage of Outstanding Debt Securities necessary to modify or amend the Indenture; (vii) reduce the percentage of aggregate principal amount of Outstanding Debt Securities for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (viii) modify (with certain exceptions) any provisions of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder. (Section 902)

EVENTS OF DEFAULT

  The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events and such other event as may be established for the Debt Securities of a particular series: (i) failure to pay principal of (or premium, if any, on) any Debt Security of that series when due; (ii) failure to pay any interest installment on any Debt Security of that series when due, continued for 30 days; (iii) failure to deposit any sinking fund payment on any Debt Security of that series when due; (iv) failure to perform any other covenant of Alco (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 60 days after receipt of written notice by Alco;

(v) failure to pay when due, or acceleration pursuant to the terms of any agreement or instrument of the maturity of, any indebtedness of Alco for borrowed money, if such indebtedness aggregates $10,000,000 or more and such indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after receipt of written notice by Alco; (vi) certain events in bankruptcy, insolvency or reorganization in respect of Alco; and
(vii) any other defaults provided with respect to Debt Securities of that series. (Section 501) An Event of Default with respect to a particular series of Debt Securities issued under the Indenture does not necessarily constitute an Event of Default with respect to any other series of Debt Securities issued thereunder. The Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except in the payment of principal, premium or interest or the making of any sinking fund payment) if it considers such withholding to be in the interests of such Holders. (Section 602)

  If an Event of Default (as defined) shall occur and be continuing with respect to any series of Debt Securities, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) may accelerate the maturity of such series; provided, however, that after such acceleration, but before a judgment or decree based on such acceleration, the Holders of a majority in principal amount of such series may rescind and annul such acceleration under certain circumstances. (Section 502) The Holders of a majority in principal amount of the Outstanding Debt Securities of such series may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest or in the making of any sinking fund payment or in respect of a covenant or provision which cannot be modified or amended without the consent of each of the Holders of affected Debt Securities. (Section 513)

  Except as otherwise provided in the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series affected shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Section 512)

  Alco is required to furnish to the Trustee annually a statement as to any default under the Indenture. (Section 1009)

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, that Alco may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities under the covenants described above under "Certain Restrictive Provisions," in which case the events specified above in clauses
(iv) (insofar as it relates to such covenants) and (v) under "Events of Default" shall no longer be Events of Default in respect of such Debt Securities ("covenant defeasance"), in either case upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or U.S. Government Obligations (as defined) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities and any mandatory sinking fund or analogous payments thereon on the scheduled due dates therefor. Such a trust may only be established if, among other things, Alco has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. (Sections 1301, 1302, 1303 and
1304)

REGARDING THE TRUSTEE

  From time to time, the Trustee extends credit to, and performs other customary banking services for, Alco in the ordinary course of business.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is currently authorized to issue 150,000,000 shares of Common Stock and 2,135,878 shares of Serial Preferred Stock ("Preferred Stock"). On January 25, 1996, Alco's shareholders are expected to approve an increase in the authorized number of common shares from 150,000,000 to 300,000,000. Both classes are without par value. The Common Stock is subject to the express terms of the Preferred Stock. The Preferred Stock may be issued from time to time in one or more series, without stockholder approval, with such designations, preferences and relative rights, and qualifications, limitations, or restrictions thereof as shall be adopted by the Board of Directors. Two series of Preferred Stock are outstanding. The particular terms and provisions of any series of Preferred Stock offered by the Prospectus Supplement, and the extent to which such general terms and provisions described below may apply thereto, are described in the Prospectus Supplement relating to such series of Preferred Stock.

DIVIDEND RIGHTS

  Common Stock. Dividends and other distributions of assets may be made with respect to the Common Stock from time to time by the Board of Directors within the limits and from the sources permitted by law after payment or provision for payment of all accrued and unpaid dividends (which are cumulative) on the Preferred Stock, so long as there is no default in any sinking fund provisions for the Preferred Stock.

  Preferred Stock. The outstanding Preferred Stock is entitled to payment of annual per share dividends as follows: Series AA, $237.50 ($2.375 per Depositary Share) through January 2, 1996 and $325.00 ($3.25 per Depositary Share) thereafter; and Series BB, $504.00 ($5.04 per Depositary Share).

  So long as any shares of Preferred Stock are outstanding, the Company may not (a) declare or pay any dividends (other than dividends payable in Common Stock or other shares of the Company ranking junior to the Preferred Stock) to holders of Common Stock or shares of the Company of any other class ranking on a parity with or junior to the Preferred Stock, or (b) make any distributions of assets (directly or indirectly, by purchase, redemption or otherwise) to the holders of Common Stock or shares of the Company of any other class ranking on a parity with or junior to the Preferred Stock (except in the case of shares purchased in compromise of claims, or to prevent loss on doubtful debts and except in the case of shares purchased out of the proceeds of the sale of Common Stock or other shares ranking junior to the Preferred Stock received by the Company, subsequent to January 1, 1968):

    (a) Unless all accrued and unpaid dividends on shares of Preferred Stock, including the full dividends for the then quarterly dividend period, shall have been paid or declared and funds sufficient for payment thereof set apart; and

    (b) Unless there shall be no arrearages with respect to redemption of shares of Preferred Stock from any sinking fund provided therefor.

  No dividends may be paid upon or declared or set apart for any of the Preferred Stock for any quarterly dividend period unless at the same time a like proportionate dividend for the same quarterly dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid upon or declared or set apart for all Preferred Stock of all series then issued and outstanding and entitled to receive such dividend.

PREEMPTIVE RIGHTS

  Common Stock. The holders of Common Stock do not have any preemptive right to purchase or have offered to them for purchase any shares or other securities of the Company.

  Preferred Stock. The only preemptive right of holders of Preferred Stock is to participate in certain distributions, if any were to be made by the Company, to holders of Common Stock of options or rights to acquire Common Stock, or of evidences of the Company's debt or assets (other than cash).

COMMON STOCK PURCHASE RIGHTS

  In February 1988, the Company declared and paid a dividend distribution of one right for each outstanding share of Common Stock. The Rights become exercisable ten days (or such later date, not beyond thirty days, as is fixed by the Board of Directors) after the earlier of: (a) public announcement that an individual or group has acquired or obtained the right to acquire 20% or more of the Company's Common Stock or (b) an individual or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 30% or more of such securities (the "Separation Date"). When exercisable, each Right entitles the holder to purchase one one-hundredth of a share of Alco's Series 12 Preferred Stock for $75 (the "Exercise Price"), subject to adjustment. Further, if any person or group owning 20% or more of Alco's outstanding Common Stock (a) engages in certain self-dealing practices with the Company, or (b) causes the Company to forego or reduce quarterly dividends or take an action which would result in a more than 2% increase in the other entity's proportionate share of the Company's outstanding shares; or if any person or group acquires 30% or more of the Company's outstanding stock, each Right would entitle the holder thereof to acquire for the Exercise Price shares of Common Stock having a market value equal to twice the Right's exercise price.

  If the Company were acquired in a merger or other business combination, or if more than 50% of its earning power or assets were sold in one transaction or a series of transactions, each Right would entitle the holder thereof to purchase shares of the acquiring company's common stock having a market value equal to twice the Right's exercise price. The Rights that are or were held by a person or group owning 20% or more of Alco's outstanding voting securities become void if such person or group engages in an event which entitles holders of the Rights to purchase Common Stock or common stock of the acquiring company having a market value equal to twice the Right's exercise price.

  The Rights, which expire on February 10, 1998, are non-voting and may be redeemed by Alco at a price of $.05 per Right any time prior to ten days after public announcement that a person has acquired 20% or more of the Company's outstanding voting securities. Until the Separation Date, the Rights are transferable with and only with the Common Stock.

VOTING RIGHTS

  Common Stock. Subject to certain voting rights of holders of the Preferred Stock to vote in certain circumstances and with respect to certain matters as a class, the holders of the Common Stock currently have full voting rights upon all matters presented for shareholder action. Shareholders do not have the right to cumulate votes in electing directors.

  Preferred Stock. The holders of Preferred Stock are entitled to one vote per share, and except as otherwise provided by specific provisions of the Company's Articles of Incorporation or by Ohio law, to vote on all matters together with the holders of Common Stock as one class. The holders of Preferred Stock are not entitled to cumulate votes in electing directors. The Articles of Incorporation of Alco provide that in the event of default in the payment, in whole or in part, of six quarterly dividends on the Preferred Stock, whether or not consecutive, the holders of shares of Preferred Stock will be entitled to elect two directors of the Company, to serve in addition to the directors otherwise elected. Such right to elect additional directors is in lieu of the other rights of the holders of Preferred Stock to vote for directors, and will remain in effect until no quarterly dividend is in default. It is also provided that the vote or written consent of at least two-thirds of the outstanding shares of Preferred Stock voting as a class is necessary to effect (i) any amendment or repeal of any of the provisions of the Articles of Incorporation or the Code of Regulations of Alco which affects the voting powers, rights, privileges or preferences of the holders of the Preferred Stock, (ii) the authorization or issue of any stock, or any security convertible into any stock, ranking prior to the Preferred Stock, (iii) the purchase or redemption of less than all the Preferred Stock then outstanding (except in accordance with a stock purchase offer made to all holders of Preferred Stock) when any dividends or sinking fund obligations on the Preferred Stock are in arrears, or (iv) the sale, lease or conveyance by Alco of all or substantially all of its property or business, its voluntary liquidation or dissolution, or its consolidation with or merger into any other corporation, unless the resulting corporation will have no shares authorized or outstanding ranking prior to or on a parity with the Preferred Stock except the same number with the same rights and preferences as those of the Company authorized and outstanding immediately preceding such consolidation or merger, and unless each holder of Preferred Stock immediately prior thereto receives the same number of shares, with the same rights and preferences, of the resulting corporation. It is further provided that the vote or written consent of two-thirds of the holders of shares of any series is necessary to amend the Articles of Incorporation or Code of Regulations of the Company in such a way as to affect adversely and particularly the preferences, rights, powers or privileges of such series. No such vote or consent of the holders of Preferred Stock or any series thereof is required if provision has been made for the redemption of all of the Preferred Stock (or any series thereof). In addition, the Company may not create additional classes of stock or increase the authorized number of shares of Preferred Stock ranking on a parity with the Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the vote or written consent of at least a majority of the outstanding shares of Preferred Stock voting as a class.

REDEMPTION PROVISIONS AND SINKING FUND

  Common Stock. The Common Stock is not redeemable.

  Preferred Stock. The directors are empowered to determine any redemption rights and price of each series of the Preferred Stock.

  The Series AA Preferred Stock and the Depositary Shares representing such stock are not redeemable prior to January 9, 1996. On and after January 9, 1996 and until January 9, 2000, the Series AA Preferred Stock will be redeemable, in whole or in part, at the option of the Company, for such number of shares of Common Stock as are issuable at a conversion price of $22.32 per share of Common Stock (equivalent to an approximate conversion rate of 2.2402 shares of Common Stock for each Depositary Share), subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such 30 trading day period, the closing price of the Common Stock on the New York Stock Exchange ("NYSE") exceeds $29.02, subject to adjustment in certain circumstances. Subject to the market price of the Common Stock, Alco intends to exercise its option to redeem all of the Series AA Preferred Stock as soon as practicable after January 9, 1996. On and after January 9, 2000 (if the option to redeem is not previously exercised by Alco) the Series AA Preferred Stock will be redeemable, in whole or in part at the option of the Company, for cash at a redemption price equivalent to $50.00 per Depositary Share, plus accrued and unpaid dividends. The Series AA Preferred Stock is not entitled to the benefit of any sinking fund.

  The Series BB Preferred Stock and the Depositary Shares representing such stock are not redeemable.

CONVERSION RIGHTS

  Common Stock. The Common Stock is not convertible into any other security.

  Preferred Stock. The directors are empowered to determine whether the shares of any series of the Preferred Stock will be convertible into Common Stock, and, if so, the conversion price or prices and the other terms or provisions of such rights. Series AA is convertible at any time prior to the close of business on the redemption date thereof at a conversion price of $22.32 per share of Common Stock (equivalent to an approximate conversion rate of 2.2402 shares of Common Stock per Depositary Share). Series BB preferred shares are convertible at the option of the holder until October 1, 1998, at which time each share will automatically convert to a number of shares of Common Stock determined by an exchange rate which will vary based on the market price of the Common Stock at that time, and which will range from 1.6393 to 2.0 shares of Common Stock per Depositary Share. The conversion rights with respect to the outstanding Preferred Stock are subject to proportionate adjustment if Alco combines or splits the outstanding shares of Common Stock or pays a dividend in Common Stock. Shares of Common Stock issuable upon the exercise of outstanding stock options are similarly subject to proportionate adjustment in such events. Shares of Preferred Stock which have been converted must be retired and may not be reissued.

LIQUIDATION RIGHTS

  Common Stock. The holders of Common Stock are entitled pro rata to the assets of Alco in the event of voluntary or involuntary liquidation, subject to the rights of creditors and the rights of the holders of the Preferred Stock to receive certain per share amounts plus accrued unpaid dividends.

  Preferred Stock. In the event of voluntary or involuntary liquidation, the holders of the outstanding Preferred Stock are entitled to receive the following per share amounts plus accrued and unpaid dividends: Series AA, $5,000.00 ($50.00 per Depositary Share); and Series BB, $7,737.50 ($77.375 per
Depositary Share). At September 30, 1995, the preference upon liquidation of the shares of Preferred Stock of Series AA and Series BB aggregated $501,248,000. After provision for the liquidation preference of Preferred Stock at September 30, 1995, the portion of shareholders' equity applicable to Common Stock was $1,367,000,000. In the opinion of counsel for Alco, there are no restrictions upon the payment of dividends or other distributions out of surplus solely by reason of the excess of the liquidation preference over the carrying value of the Preferred Stock, and there are no remedies available to security holders before or after the payment of any dividend or distribution solely because such dividend may reduce surplus to an amount less than the amount of such excess. The Preferred Stock has priority over the Common Stock on any liquidation, dissolution or winding up to the extent of the liquidation price plus any accrued and unpaid dividends. The directors have authority in establishing any series to determine the liquidation price for each series in the event of any liquidation, dissolution or winding up.

                       DESCRIPTION OF DEPOSITARY SHARES

  The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement and of the Depositary Shares and Depositary Receipts (as those terms are defined below) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Deposit Agreement and form of Depositary Receipts which are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The Company may, at its option, elect to offer fractional shares, rather than full shares, of any series of Preferred Stock. Each such fractional share of Preferred Stock will be represented by a depositary share (collectively, the "Depositary Shares") pursuant to the terms of a Deposit Agreement (the "Deposit Agreement") among the Company, a bank or trust company selected by the Company (the "Depositary") and all holders from time to time of depositary receipts issued thereunder (the "Depositary Receipts"). The Depositary Shares will be evidenced by Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionately, to all the rights, preferences and privileges of the fractional share of Preferred Stock represented thereby (including dividend, voting and liquidation rights), and subject to all of the limitations of the fractional share of Preferred Stock represented thereby, which are either summarized above under "Description of Capital Stock" or set forth in the Prospectus Supplement relating to such series of Preferred Stock.

ISSUANCE OF DEPOSITARY RECEIPTS AND WITHDRAWAL OF PREFERRED STOCK FROM DEPOSIT

  Immediately following the issuance by the Company of the shares of any series of Preferred Stock to be represented by Depositary Shares, the Company will deposit such shares of Preferred Stock with the Depositary, which will then issue and deliver the Depositary Receipts to the Company. The Company will, in turn, deliver the Depositary Receipts to the purchasers of the Preferred Stock. Depositary Receipts will be issued evidencing only whole Depositary Shares.

  Upon surrender of Depositary Receipts at the Corporate Office (as defined in the Deposit Agreement) of the Depositary (or such other office as the Depositary may designate), the owner of the Depositary Shares evidenced thereby is entitled at such office to certificates evidencing the number of shares of Preferred Stock (but only in whole shares of Preferred Stock) represented by such Depositary Receipts. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of whole shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

  The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares representing such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

REDEMPTION OF DEPOSITARY SHARES

  If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata.

  After the date fixed for redemption (which will be the same date as the redemption date for the Preferred Stock), the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING

  Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the

Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent the Depositary does not receive specific instructions from the holders of Depositary Shares relating to such shares.

AMENDMENT OF THE DEPOSIT AGREEMENT

  The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which imposes or increases any fees, taxes, or other changes upon holders of Depositary Receipts (other than taxes and other governmental charges, fees, and other expenses payable by such holders as stated under "Charges of Depositary"), or which otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not take effect as to outstanding Depositary Receipts until the expiration of 30 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Receipts. Every holder of Depositary Receipts at the time any such amendment becomes effective shall be deemed to consent and agree to such amendment and to be bound by the Deposit Agreement.

CHARGES OF DEPOSITARY

  The Company will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. The Company will pay the charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

  The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which the Company is required to furnish to the holders of the Preferred Stock.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceedings in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY; TERMINATION OF THE DEPOSIT AGREEMENT

  The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary will be appointed by the Company within 45 days after delivery of the notice of resignation or removal. The Deposit Agreement may be terminated at the direction of the Company or by the Depositary if a period of 45 days shall have expired after the Depositary has delivered to the Company written notice of its election to resign and a successor depositary shall not have been appointed. Upon termination of the Deposit

Agreement, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except that the Depositary will continue to collect dividends and other distributions pertaining to the Preferred Stock, will sell rights, preferences or privileges as provided in the Deposit Agreement and will continue to deliver Preferred Stock certificates together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges, or other property in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Depositary may sell the Preferred Stock and hold the proceeds of such sale, without interest, for the benefit of the holders of Receipts who have not then surrendered their Receipts. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement except to account for such proceeds. In the event the Deposit Agreement is terminated, the Company will use its best efforts to list the underlying shares of Preferred Stock on any stock exchange on which such Depositary Shares were listed.

                             PLAN OF DISTRIBUTION

  The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  Sales of shares of Common Stock offered hereby may be effected from time to time in one or more transactions on the NYSE or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. In connection with distributions of shares of Common Stock or otherwise, the Company may enter into hedging transactions with broker-dealers in connection with which such broker-dealers may sell shares of Common Stock registered hereunder in the course of hedging through short sales the positions they assume with the Company.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of such Securities shall not at the time of delivery by prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

  Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                    EXPERTS

  The consolidated financial statements of Alco Standard Corporation incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended September 30, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            VALIDITY OF SECURITIES

  The validity of the Securities will be passed upon for Alco by its General Counsel, J. Kenneth Croney, and for any underwriters by Sullivan & Cromwell, New York, New York. As of October 31, 1995, Mr. Croney beneficially owned 58,714 shares of Common Stock of Alco, including 41,940 shares over which he has the right to acquire beneficial ownership through the exercise of stock options granted under Alco's 1981 Stock Option Plan or 1986 Stock Option Plan. Sullivan & Cromwell from time to time performs legal services for Alco.

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                     ------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

The Company................................................................ S-2
Use of Proceeds............................................................ S-2
Ratio of Earnings to Fixed Charges ........................................ S-2
Description of Notes....................................................... S-3
Underwriting............................................................... S-5
Validity of Notes.......................................................... S-6
Experts.................................................................... S-6

                                   Prospectus

Available Information......................................................   2
Documents Incorporated by Reference........................................   2
The Company................................................................   3
Ratio of Earnings to Fixed Charges.........................................   4
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends...........   4
Use of Proceeds............................................................   4
Description of Debt Securities.............................................   5
Description of Capital Stock...............................................  10
Description of Depositary Shares...........................................  13
Plan of Distribution.......................................................  16
Experts....................................................................  17
Validity of Securities.....................................................  17

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                          IKON OFFICE SOLUTIONS, INC.

                                  $125,000,000
                                6.75% NOTES DUE
                                NOVEMBER 1, 2004

                                  $125,000,000
                                7.30% NOTES DUE
                                NOVEMBER 1, 2027



                              ------------------

                             PROSPECTUS SUPPLEMENT
                                October 22, 1997

                              ------------------



                                LEHMAN BROTHERS

                              GOLDMAN, SACHS & CO.

                                 MORGAN STANLEY
                                  DEAN WITTER

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